Exhibit (a)(1)(viii)

        This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase dated August 17, 2006 and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, and tenders will not be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

NOTICE OF OFFER TO PURCHASE FOR CASH
All Outstanding Shares of Common Stock
of
MERCURY INTERACTIVE CORPORATION
at
$52.00 Net Per Share
by
MARS LANDING CORPORATION
a wholly-owned subsidiary
of
HEWLETT-PACKARD COMPANY

        Mars Landing Corporation, a Delaware corporation (the "Offeror") and wholly-owned subsidiary of Hewlett-Packard Company, a Delaware corporation (the "Parent"), is offering to purchase all outstanding shares of common stock, par value $0.002 per share (the "Shares"), of Mercury Interactive Corporation, a Delaware corporation (the "Company"), at $52.00 per Share (or any higher price per Share that is paid in the tender offer), net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 17, 2006 (which, together with any amendments or supplements thereto, collectively constitute the "Offer to Purchase") and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer").

        THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON THURSDAY, SEPTEMBER 14, 2006, UNLESS THE OFFER IS EXTENDED PURSUANT TO THE AGREEMENT AND PLAN OF MERGER, DATED JULY 25, 2006, BY AND AMONG THE OFFEROR, THE PARENT AND THE COMPANY (AS IT MAY BE AMENDED FROM TIME TO TIME, THE "MERGER AGREEMENT").

        The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. Pursuant to the Merger Agreement, as soon as practicable after consummation of the Offer and the satisfaction or waiver of certain conditions, the Offeror will be merged with and into the Company, and the Company will become a wholly-owned subsidiary of the Parent (the "Merger").

        The Board of Directors of the Company unanimously determined that the Merger Agreement is advisable, and the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger taken together) are at a price and on terms that are in the best interests of the Company and the Company's stockholders, and unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

        The Board of Directors of the Company unanimously recommends that stockholders of the Company accept the Offer and tender their Shares in the Offer.

        The Offer is conditioned upon, among other things: (i) there being validly tendered in accordance with the terms of the Offer and not withdrawn a number of Shares of the Company which, together with the Shares then owned by the Parent and its subsidiaries (including the Offeror) (if any), represents at least a majority of all outstanding Shares; (ii) any waiting periods (and extensions thereof)

applicable to the Offer and the other transactions contemplated by the Merger Agreement (including the Offer and the Merger) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated and any other material antitrust, competition or merger control consents reasonably deemed necessary, appropriate or desirable by the Parent having been received (or deemed to have been received by virtue of the expiration or termination of any applicable waiting period), either conditionally or on terms reasonably satisfactory to the Parent; (iii) no governmental authority issuing an order or taking other action prohibiting or otherwise materially affecting the ability of the Parent or the Offeror to consummate the Offer; (iv) no action or proceeding being instituted by a governmental authority in connection with the Offer or the Merger challenging, prohibiting or otherwise materially affecting the ability of the Parent or the Offeror to consummate the Offer; (v) no change in the recommendation of the Board of Directors of the Company relating to the Offer or the Merger; (vi) no material adverse effect on the Company or its business; and (vii) the Company having filed with the Securities and Exchange Commission (the "SEC") its Annual Report on Form 10-K for its fiscal year ended December 31, 2005 (the "2005 Form 10-K"), and the 2005 Form 10-K, as so filed with the SEC, complying as to form with the rules and regulations of the SEC applicable to annual reports on Form 10-K, and the 2005 Form 10-K including: (a) an opinion of the Company's independent auditors relating to the financial statements of the Company for its fiscal years ended December 31, 2003, 2004 and 2005 included in the 2005 Form 10-K, which is not qualified because of a limitation on the scope of the audit and does not contain qualifications relating to the acceptability of accounting principles used or the completeness of disclosures made or with respect to "going concern;" (b) an opinion of the Company's independent auditors in respect of the Company's internal control over financial reporting at December 31, 2005; (c) the management certifications required by Sections 906 and 302 of the Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"); and (c) the management assessments required by Section 404 of the Sarbanes-Oxley Act. If any of these conditions is not satisfied at or prior to the scheduled expiration of the Offer, the Offeror (a) will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for Shares that are tendered in the Offer, and (b) may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for, any Shares that are tendered in the Offer. The Parent or the Offeror may waive any of the conditions to the Offer, except for the condition described in clause (i) above, which may be waived only with the prior written consent of the Company. The Offer is not conditioned upon the Parent or the Offeror obtaining financing.

        Subject to the parties' right to terminate the Merger Agreement if the Offer and Merger are not consummated by October 31, 2006 (or March 31, 2007 in the event that all of the conditions to the Offer are satisfied as of October 31, 2006 other than the receipt of requisite regulatory approvals or the Company filing its 2005 Form 10-K) and the parties' rights otherwise to terminate the Merger Agreement and Offer pursuant to the terms of the Merger Agreement, the Offer shall be extended by the Offeror: (i) for successive periods of ten business days each if any of the conditions to the Offer has not been satisfied or waived as of any then scheduled expiration date for the Offer in order to permit the satisfaction of the conditions to the Offer; or (ii) for any period as may be required by any rule, regulation, interpretation or position of the SEC, the Nasdaq Global Select Market and the New York Stock Exchange that is applicable to the Offer. The Offer will be extended for ten business days following the filing of the 2005 Form 10-K unless the Offeror and the Parent waive the condition to the Offer that the Company file its 2005 Form 10-K.

        After the expiration of the Offer, if all of the conditions to the Offer have been satisfied or waived, but 100% of the Shares have not been tendered, the Offeror, subject to certain conditions, may extend the Offer for a subsequent offering period (a "Subsequent Offering Period") of between three and twenty business days to permit additional tenders of Shares; provided, however, that, in the event that more than eighty percent (80%) of the then outstanding Shares have been validly tendered and not withdrawn prior to the applicable date of expiration of the Offer (as it may be extended), the Offeror will extend the Offer for a Subsequent Offering Period of ten business days immediately following the expiration of the Offer unless the Offeror exercises an option to purchase the number of Shares that would cause the Offeror to own one Share more than ninety percent (90%) of the Shares then outstanding. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment.

        For purposes of the Offer, the Offeror shall be deemed to have accepted for payment tendered Shares when, as and if the Offeror gives oral or written notice to Computershare Trust Company of New York (the "Depositary") of the Offeror's acceptance for payment of the tenders of such Shares. Payment for the Shares accepted pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates for such Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at The Depository Trust Company), (ii) a properly completed and duly executed Letter of Transmittal, and (iii) any other required documents.

        Tenders of Shares made pursuant to the Offer may be withdrawn at any time prior to the expiration of the Offer. Thereafter, such tenders are irrevocable, except that they may be withdrawn after October 15, 2006 unless such Shares have been accepted for payment as provided in the Offer to Purchase; provided, however, that there will be no withdrawal rights during any Subsequent Offering Period. For a withdrawal to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name in which the certificates representing such Shares are registered, if different from that of the person who tendered the Shares. If certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and, unless such Shares have been tendered by an Eligible Institution (as defined in the Offer to Purchase), the signatures on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer, any notice of withdrawal also must specify the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares.

        The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

        The Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Shares.

        The Offer to Purchase, the related Letter of Transmittal and the Company's Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Company's Board of Directors and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before any decision is made with respect to the Offer.

        Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and other tender offer materials may be directed to the Information Agent or the Dealer Manager as set forth below, and copies will be furnished promptly at the Offeror's expense. Stockholders also may contact their broker, dealer, commercial bank, trust company or nominee for assistance concerning the Offer. To confirm delivery of Shares, stockholders are directed to contact Computershare Trust Company of New York, the Depositary for the Offer, at (781) 575-3631.

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue, 20th Floor
New York, New York 10022
Stockholders Call Toll-Free: (877) 750-5838
Banks and Brokers Call Collect: (212) 750-5833
E-mail: info@innisfreema.com (materials requests only)

The Dealer Manager for the Offer is:

Merrill Lynch & Co.
Four World Financial Center
New York, New York 10080
Call Toll-Free: (877) 653-2948

August 17, 2006